

IAMGOLD®
CORPORATION

TSX: IMG NYSE: IAG

NEWS RELEASE

IAMGOLD ANNOUNCES RESULTS OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

Toronto, Ontario, May 6, 2025 – IAMGOLD Corporation (NYSE:IAG) (TSX:IMG) ("IAMGOLD" or the "Company") announces the voting results from the Company's Annual General Meeting of Shareholders (the "Meeting") held Tuesday, May 6, 2025. A summary of the results are as follows:

1. Election of Directors

The nominees listed on the Management Information Circular filed April 9, 2025, were elected as directors of the Corporation to hold office for the ensuing year or until their successors are elected or appointed. The Corporation received the following votes with respect to the election of the eight nominees:

Nominee	Votes For	% For	Votes Against	% Against
Renaud Adams	359,696,517	99.86%	498,685	0.14%
Christiane Bergevin	358,356,327	99.49%	1,838,872	0.51%
Ann K. Masse	358,472,083	99.52%	1,723,116	0.48%
Lawrence Peter O'Hagan	357,256,575	99.18%	2,938,627	0.82%
Kevin P. O'Kane	359,198,857	99.72%	996,346	0.28%
David S. Smith	359,402,022	99.78%	793,182	0.22%
Murray P. Suey	358,879,483	99.63%	1,315,718	0.37%
Anne Marie Toutant	359,543,415	99.82%	651,784	0.18%
Audra Walsh	359,489,730	99.80%	705,469	0.20%

2. Appointment of Auditors

KPMG LLP were appointed auditor of the Corporation to hold office until the close of the next annual meeting of shareholders or until their successors are appointed, and the directors of the Corporation were authorized to fix the remuneration of the auditors. The Corporation received the following votes with respect to the election of the auditor:

	Votes For	% For	Votes Withheld	% Withheld
KPMG LLP	360,790,553	91.81%	32,202,912	8.19%

3. Advisory Vote on Executive Compensation

The shareholders approved an advisory resolution on IAMGOLD's approach to executive compensation. The Corporation received the following votes with respect to executive compensation:

	Votes For	% For	Votes Against	% Against
Executive Compensation	353,619,954	98.17%	6,575,246	1.83%

About IAMGOLD

IAMGOLD is an intermediate gold producer and developer based in Canada with operating mines in North America and West Africa, including Côté Gold (Canada), Westwood (Canada) and Essakane (Burkina Faso). On March 31, 2024, the Company commenced production at Côté Gold, in partnership with Sumitomo Metal Mining Co. Ltd., a mine that has the potential to be among the largest gold mines in Canada. In addition, the Company has an established portfolio of early stage and advanced exploration projects within high potential mining districts. IAMGOLD employs approximately 3,700 people and is committed to maintaining its culture of accountable mining through high standards of Environmental, Social and Governance practices. IAMGOLD is listed on the New York Stock Exchange (NYSE:IAG) and the Toronto Stock Exchange (TSX:IMG).

IAMGOLD Contact Information

Graeme Jennings, Vice President, Investor Relations
Tel: 416 360 4743 | Mobile: 416 388 6883
Toll-free: 1 888 464 9999
info@iamgold.com